Filed by Brandywine Realty Trust pursuant to
Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Prentiss Properties Trust
Commission File No.: 1-14516

                             This filing relates to a proposed acquisition (the “Acquisition”) by Brandywine Realty Trust (“Brandywine”)
of Prentiss Properties Trust (“Prentiss”) pursuant to the terms of an Agreement and Plan of Merger, dated as of
October 3, 2005 (the “Merger Agreement”), by and among Brandywine and Prentiss. The Merger Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current Report on Form 8-K filed by Brandywine on October 3, 2005.  The Merger Agreement is incorporated by reference into this filing.
                           The following is a series of slides presented as additional information by Brandywine on its website on
October 12, 2005 regarding the Acquisition and related matters.

October 12, 2005

Supplemental Materials

Strategic Rationale

Brandywine gains a focused expansion into three dynamic markets with experienced Prentiss management teams

Metro Washington, D.C.

Oakland, CA

Austin, TX

The Company’s relationships with Prudential and ABP create a profitable means to evaluate opportunities in the San Diego area

Leverages strong regional office platform with third-party fees

Limited capital exposure

Dallas market serves as a capital recycling opportunity, reducing the combined Company’s reliance on public equity for future growth

These markets combined with the stability of our Philadelphia markets result in accelerated growth

Why this transaction?

Brandywine’s new markets possess higher rental rate and job
growth characteristics than its current markets

Brandywine will have significant positions and strong operating teams in high-priority sub-markets

Dulles Toll Road - suburban Washington D.C.

Oakland - CBD

Austin – Southwest quadrant

Philadelphia platform and experienced management team
represents further opportunity

Tactical in–fill acquisitions

Monetization of development pipeline

Brandywine’s markets have strong
projected long-term growth . . .

Source: REIS Research

2005-2009 projected CAGR %

2005-2009 projected CAGR %

Office Rent

Job Growth

. . . as well as for 2006

Source: REIS Research

1 Rates based on projected 2006 rent per square foot growth

Projected 2006 growth rate by market¹

Development will have a more significant impact
on Brandywine going forward . . .

54.7%

5

Note: Data excludes Cira Center

¹ Gross assets for Brandywine as of June 30, 2005

7,987

3,001

4,986

)

000’s

(

Buildable square feet

%

4.7

%

7.3

%

4

2.

Percentage

247.7

$

179.4

$

8.3

$6

term development opportunities

-

Near

289

$5,

475

$2,

2,814

$

¹

Gross assets

Pro forma

Brandywine

Standalone

Prentiss

Standalone

Brandywine

($millions)

Development pipeline

Near

-

term

starts

Location

Square footage

(000's)

Projected cost

($millions)

Start date

500 Office Center Dr.

Philadelphia

101

$12.3

Aug

-

0

5

Newtown Bucks County

Philadelphia

64

$

14

.0

Jan

-

06

Princeton Pike

New Jersey

75

$

17.0

Dec

-

05

Mount Laurel

New Jers

ey

110

$

25.0

Dec

-

05

The Park at Barton Creek

Austin

211

$44.0

Jan

-

0

6

South Lake at Dulles Corner

Dulles

265

$70.0

Jan

-

0

6

2101 Webster Expansion

Oakland

217

$

65.4

Jan

-

06

Total

1,

043

$

2

47.7

. . . and is weighted toward Metro Washington
and Oakland

Land held for development

67.4%

Region

Allocated

value

($mm)

% of total

Oakland, CA

23.7

37.7%

Metro Washington

18.7

29.7%

Dallas, TX

14.1

22.4%

Austin, TX

6.4

10.2%

Total

62.9

100.0%

Prentiss Properties is much different today than
it was in 2000

Prentiss- June 2000 national market strategy

Prentiss- Pro forma 2006 targeted market strategy

7

Key statistics

Key statistics

¹ Assumes 1.5 million square feet of initial Dallas disposition

43.8

Total

24.7

Managed sq. ft. (mm)

4.0

(mm)

Industrial sq. ft.

1

15.

(mm)

Office sq. ft.

14

Number of markets

San Diego, CA

Austin, TX

Oakland, CA

Dallas/Ft. Worth, TX

Washington, D.C.

23.5

Total

13.2

Managed sq. ft. (mm)

0

Industrial sq. ft. (mm)

3

10.

¹

(mm)

Office sq. ft.

5

Number of markets

Washington, D.C.

Chicago, IL

Dallas/Ft. Worth, TX

Los Angeles, CA

Philadelphia, PA

Oakland, CA

Austin, TX

Houston, TX

Atlanta, GA

San Diego, CA

Denver, CO

Sacramento, CA

Detroit, MI

Tucs

o

n, AZ

What this transaction is not

This is not an attempt to create a national office platform

This is not the first of several consolidation transactions

Markets have the depth to provide significant opportunities

No additional strategic corporate acquisitions required

In-fill acquisitions and development drive future growth

This transaction is not a leveraging of the Company

All three rating agencies have affirmed

Moody’s- affirmed, stable

S&P- affirmed, stable

Fitch- affirmed, positive

Pro forma financing comprised of long-term fixed rate debt

1 Pro forma for proposed initial Dallas disposition

8

National

Office REIT

s

Capitalization

($Billions)

Square feet

(millions)

# of

markets

% sq ft in top 5

markets

% sq ft in top 3

markets

Equity Office

$27.3

117.9

26

44.2

%

29.1%

Trizec Properties

$6.0

37.3

1

0

73.4

%

47.0

%

CarrAmerica

$4.1

21.0

1

3

68.0

%

56.0

%

Brandywine (owned)

$5.9

29.9

6

99.3%

87.8%

Brandywine

¹

(total)

$5.9

47.2

6

95.3

%

79.7

%

Washington D.C. and Philadelphia will
comprise 72% of the Company . . .

Suburban
Washington, D.C.

Philadelphia Region

9

Note: Values are after initial Dallas disposition

1 Includes Suburban Virginia

1 Includes Philadelphia, PA North, PA West, and New Jersey

2 Includes Philadelphia, PA North, PA West, New Jersey and Delaware

3 Excludes Cira Center

Suburban Washington, D.C. (000’s)

4,235

Developable square feet³

20,300

Total

2,916

Square feet managed²

,384

17

Square feet owned¹

Philadelphia Region (000’s)

Square feet owned¹

5,799

Square feet managed¹

7,655

Total

13

,

454

Developable square feet

1,216

. . . while California will comprise
approximately 16%

Oakland

San Diego

San Diego Region (000’s)

976

Developable square feet

31

8

3,

Total

,091

2

Square feet managed

,739

1

Square feet owned

Oakland Region (000’s)

Square feet owned

223

Square feet managed

3,

554

Total

3,

777

Developable square feet

0

Dallas and Austin will comprise 12% of
the Company after initial dispositions

¹ Assumes Dallas sales of 25% to 30% of square footage in 12 to
   18 months

Austin

Dallas/Fort Worth

Austin Region (000’s)

,349

1

Developable square feet

3,576

Total

496

Square feet managed

)

1,538

(

Square feet to be sold¹

,618

4

Square feet owned

Dallas/Fort Worth Region (000’s)

Square feet owned

1,672

Square feet managed

559

Total

2,231

Developable square feet

211

Dallas capital recycling is
facilitated by market liquidity

$1.25 billion of Class A office transaction volume in the trailing six quarters ended June 30, 2005

Average Class A cap rate of 6.58% for first half of 2005

Price per square foot for high quality office assets above $200

High profile asset sales characterized by multiple qualified bids

Continuation of plan already under consideration by Prentiss

Sale proceeds targeted to development pipeline

Brandywine’s five core markets

Core markets -- square footage (000’s)

Dallas market -- square footage (000’s)

13

Austin

5.1%

Oakland

8.8%

San Diego

8.7%

Philadelphia

46.6%

Washington, D.C.

30.8%

1 Includes Philadelphia, PA North, PA West, New Jersey and Delaware

2 Includes Richmond Virginia asset managed by Brandywine

3 Assumes Dallas sales of 25% to 30% of square footage in 12 to 18 months

4 Excludes Dallas

593

43,

777

3,

31

2,2

3,831

454

13,

20,300

Total

775

16,

554

3,

9

55

2,091

7,655

2,916

Managed

6,819

2

223

1,672

1,739

5,799

17,384

Owned

Total

San Diego

Austin

Oakland

Washington D.C.²

Metro

region¹

Philadelphia

Owned and managed core market sq. ft.4

576

3,

Total

496

Managed

3,080

Owned

after

3

Dallas

Dallas

b

efore

Owned

4,618

Managed

496

Total

5

,

114

Credit ratings affirmed

Moody’s

“ Moody’s Investors Service has affirmed the Baa3 senior unsecured debt rating of Brandywine. . . “

“. . . the Prentiss transaction will bring increased size and geographic diversity to Brandywine. . .”

“. . . a large portion of the acquired assets are in Washington D.C., a market familiar to Brandywine, and the transaction should boost Brandywine’s market leadership.”

S&P

“ On Oct. 3, 2005, Standard & Poor’s Ratings Services affirmed its ratings of Brandywine Realty Trust Inc.”

“ This leverage neutral transaction will materially broaden Brandywine’s operating platform and tenant base.”

“Brandywine intends to finance the $2.5 billion purchase price in a manner that will preserve appropriate credit metrics for the rating.”

Fitch

“Fitch Ratings views Brandywine Realty Trust’s expected acquisition of approximately 77% of the assets of Prentiss Properties
Trust as a credit positive for Brandywine.”

“The acquisition of the Prentiss assets will materially add to the geographic diversification of BDN’s portfolio.”

“ Fitch also anticipates that BDN’s expected size will enhance its access to capital and potentially lower its financing costs.”

Pro forma credit statistics

Total debt / gross assets

51.1%

EBITDA/Interest expense

2.53x

EBITDA/Interest expense + preferred distributions

2.41x

Mitigating integration risk –
effective capital deployment

Mike Prentiss and Tom August to join Brandywine’s Board of Trustees

Provide guidance to Board on capital deployment

Tom August to enter into a two-year consulting agreement to assist in overall integration efforts

Corporate management depth strengthened by three Prentiss
executives

Bob Wiberg – EVP of Operations

Greg Imhoff – Chief Administrative Officer

Scott Fordham – VP and Chief Accounting Officer

To ensure continuity of operations Prentiss regional managers will enter into two-year employment agreements

All regions to be run by teams reporting to Bob Wiberg

Takeaways

Regional focus -- Brandywine becomes a regionally focused REIT with several attractive capital deployment  options

Strong platform -- platform can effectively respond to demand drivers in new markets

Increased growth -- Projected EBITDA growth rates from new markets exceed expected growth rates from the Philadelphia region

Market outperformance -- Brandywine is well positioned to outperform in the Philadelphia Region

Experienced management -- Combined management team ranks best-
in-class and has the depth and scope to replicate Brandywine’s market concentration strategy

Balance sheet flexibility -- Expanded balance sheet allows Brandywine the opportunity to increase development pipeline and strategically pursue property acquisitions

16